EXHIBIT 99.1

Orange County - Poughkeepsie Limited Partnership

Financial Statements

As of December 31, 2011 and 2010 and for the years ended

December 31, 2011, 2010 and 2009, and Report of Independent Registered Public Accounting Firm

The information contained herein is confidential and is not to be reproduced or published without the express authorization of Verizon Wireless. It is intended solely for the use by authorized Verizon Wireless and Orange County - Poughkeepsie Limited Partnership personnel.

Orange County - Poughkeepsie Limited Partnership

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Orange County - Poughkeepsie Limited Partnership:

Basking Ridge, New Jersey

We have audited the accompanying balance sheets of Orange County - Poughkeepsie Limited Partnership (the "Partnership") as of December 31, 2011 and 2010, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

.

As discussed in Note 1 to the financial statements, the Partnership’s business was converted from a wholesale business to a retail business.

March 15, 2012

Orange County - Poughkeepsie Limited Partnership

Balance Sheets - As of December 31, 2011 and 2010

(Dollars in Thousands)

	2011	2010
ASSETS

CURRENT ASSETS:
Accounts receivable, net of allowance of $945 and $0	$17,597	$186
Unbilled revenue	2,765	1,288
Due from affiliate	-	9,359
Prepaid expenses and other current assets	163	83

Total current assets	20,525	10,916

PROPERTY, PLANT AND EQUIPMENT―Net	39,596	34,294

TOTAL ASSETS	$60,121	$45,210

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$8,277	$191
Distribution payable to partner	13,000	-
Advance billings and customer deposits	7,421	-

Total current liabilities	28,698	191

LONG TERM LIABILITIES:
Long term distribution payable to partner	13,000	-
Other long term liabilities	802	627
Total long term liabilities	13,802	627

Total liabilities	42,500	818

PARTNERS' CAPITAL	17,621	44,392

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$60,121	$45,210

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Statements of Operations - Years Ended December 31, 2011, 2010 and 2009

(Dollars in Thousands)

	2011	2010	2009

OPERATING REVENUE:
Service revenue	$245,161	$187,985	$183,839
Equipment and other	28,179	-	-

Total operating revenue	273,340	187,985	183,839

OPERATING COSTS AND EXPENSES:
Cost of service (exclusive of items shown below)	75,073	23,859	21,735
Cost of equipment	39,476	-	-
Selling, general and administrative	53,832	2,987	3,116
Depreciation and amortization	7,593	7,048	6,714

Total operating costs and expenses	175,974	33,894	31,565

OPERATING INCOME	97,366	154,091	152,274

INTEREST INCOME, Net	40	1,034	1,522

NET INCOME	$97,406	$155,125	$153,796

Allocation of Net Income:
Limited Partners	$14,611	$23,269	$23,069
General Partner	$82,795	$131,856	$130,727

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Statements of Changes in Partners’ Capital - Years Ended December 31, 2011, 2010 and 2009

(Dollars in Thousands)

	General Partner	Limited Partners
	Verizon Wireless of the East LP	Cellco Partnership	Warwick Valley Telephone Company	Total Partners' Capital

BALANCE―January 1, 2009	$38,650	$3,135	$3,686	$45,471

Distributions	(131,750)	(10,682)	(12,568)	(155,000)

Net Income	130,727	10,599	12,470	153,796

BALANCE―December 31, 2009	37,627	3,052	3,588	44,267

Distributions	(131,750)	(10,682)	(12,568)	(155,000)

Net Income	131,856	10,691	12,578	155,125

BALANCE―December 31, 2010	37,733	3,061	3,598	44,392

Distributions	(82,684)	(6,704)	(13,600)	(102,988)

Contributions	-	4,811	-	4,811

Guaranteed Distributions	-	-	(26,000)	(26,000)

Net Income	82,795	6,713	7,898	97,406

BALANCE―December 31, 2011	$37,844	$7,881	$(28,104)	$17,621

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Statements of Cash Flows - Years Ended December 31, 2011, 2010 and 2009

(Dollars in Thousands)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$97,406	$155,125	$153,796
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	7,593	7,048	6,714
Provision for losses on accounts receivable	1,403	-	-
Changes in certain assets and liabilities:
Accounts receivable	(18,814)	23	23
Unbilled revenue	(1,477)	(82)	(24)
Prepaid expenses and other current assets	(80)	(6)	13
Accounts payable and accrued liabilities	21,093	91	9
Advance billings and customer deposits	7,421	-	-
Long term liabilities	13,175	173	33

Net cash provided by operating activities	127,720	162,372	160,564

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, net	(12,902)	(5,569)	(6,091)
Change in due from affiliate, net	9,359	(1,803)	527

Net cash used in investing activities	(3,543)	(7,372)	(5,564)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners	(128,988)	(155,000)	(155,000)
Contributions from partners	4,811	-	-

Net cash used in financing activities	(124,177)	(155,000)	(155,000)

CHANGE IN CASH	-	-	-

CASH―Beginning of year	-	-	-

CASH―End of year	$-	$-	$-

NONCASH TRANSACTIONS FROM INVESTING ACTIVITIES:

Accruals for Capital Expenditures	$94	$100	$117

See notes to financial statements.

Orange County - Poughkeepsie Limited Partnership

Notes to Financial Statements

(Dollars in Thousands)

1.	ORGANIZATION AND MANAGEMENT

Orange County - Poughkeepsie Limited Partnership – Orange County - Poughkeepsie Limited Partnership (the “Partnership”) was formed in 1987 The principal activity of the Partnership is providing cellular service in the Orange County and Poughkeepsie, New York metropolitan service areas.

The partners and their respective ownership percentages as of December 31, 2011, 2010 and 2009 are as follows:

General Partner:
Verizon Wireless of the East LP* ("General Partner")	85.0%

Limited Partners:
Warwick Valley Telephone Company ("Warwick")*	8.1081%
Cellco Partnership	6.8919%

* Verizon Wireless of the East LP is a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which hold a controlling interest, and Verizon ELPI Holding Corp. (a subsidiary of Verizon Communications Inc.) which holds a preferred interest. Verizon Wireless of the East LP is consolidated by Cellco Partnership (d/b/a Verizon Wireless) (“Cellco”).

In accordance with the partnership agreement, Cellco is responsible for managing the operations of the partnership (See Note 5).

On May 26, 2011, the General Partner and Warwick executed an agreement (the “Agreement”) that converted the Partnership from a wholesale business to a retail business effective May 1, 2011. As part of the Agreement, Cellco contributed to the Partnership the assets and liabilities directly used in and arising out of the existing retail operations in the Orange County and Poughkeepsie metropolitan service areas. Per the terms of the Agreement, no adjustments were made to the Partnership interests as a result of this contribution. Pursuant to the Agreement, Warwick received guaranteed cash distributions from the Partnership of $13,600 in 2011 and is entitled to receive guaranteed cash distributions of $13,000 in 2012 and 2013. Warwick is only entitled to receive guaranteed distributions in periods during which Warwick holds its current partnership interest for the entire calendar periods. Annual cash distributions shall be paid in equal quarterly amounts.

The Agreement gave Warwick the right to require Cellco to purchase all of Warwick’s Partnership interest (the “Put Option”) at any time during April 2013 or April 2014. The purchase price under the Put Option shall be the greater of $50,000 or the product of five times the EBITDA of the Partnership for the calendar year preceding the exercise of the Put Option, times Warwick’s 8.1081% ownership.

In connection with the Agreement, Cellco leased to the Partnership certain 700 MHz spectrum to facilitate the build out of the wireless network (See Note 6).

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. Estimates are used for, but are not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, depreciation and amortization, useful lives and impairment of assets, accrued expenses, and contingencies.

Revenue Recognition – The Partnership offers products and services to our customers through bundled arrangements. These arrangements involve multiple deliverables which may include products, services, or a combination of products and services.

On May 1, 2011, the Partnership prospectively adopted the accounting standard updates regarding revenue recognition for multiple deliverable arrangements, and arrangements that include software elements. These updates require a vendor to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists. The residual method of revenue allocation is no longer permissible. These accounting standard updates do not change our units of accounting for bundled arrangements, nor do they materially change how we allocate arrangement consideration to our various products and services. Accordingly, the adoption of these standard updates did not have a significant impact on the financial statements. Additionally, we do not currently foresee any changes to our products, services or pricing practices that will have a significant effect on the financial statements in periods after the initial adoption, although this could change.

The Partnership earns revenue by providing access to its network (access revenue) and usage of its network (usage revenue), which includes voice and data revenue. Customers are associated with the Partnership based upon mobile identification number. For agreements involving the resale of third-party services in which the Partnership is considered the primary obligor in the arrangements, the Partnership records revenue gross at the time of sale. The roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates. The Partnership will continue to re-evaluate the rates on a periodic basis (See Note 5). Effective May 1, 2011 (See Note 1), access revenue is generally billed one month in advance and is recognized when earned; the unearned portion is classified in Advance billings on the balance sheet. Usage revenue is recognized when service is rendered and included in Unbilled revenue until billed. Equipment sales revenue associated with the sale of wireless devices and related equipment costs are recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Customer activation fees charged to customers are considered additional consideration and are recorded in Equipment and other revenue, generally, at the time of customer acceptance.

Wireless bundled service plans primarily consist of wireless voice and data services. The bundling of a voice plan with a text messaging plan (“Talk & Text”), for example, creates a multiple deliverable arrangement consisting of a voice component and a data component in the form of text messaging. For these arrangements, revenue is allocated to each deliverable using a relative selling price method. Under this method, arrangement consideration is allocated to each separate deliverable based on our standalone selling price for each product or service, up to the amount that is not contingent upon providing additional services. For equipment sales, the Partnership currently subsidizes the cost of wireless devices. The amount of this subsidy is generally contingent on the arrangement and terms selected by the customer. The equipment revenue is recognized up to the amount collected when the wireless device is sold.

Approximately 97% of the Partnership’s 2010 and 2009 revenue is affiliate revenue due to the fact that Cellco was the Partnership’s primary reseller. The wholesale rates charged to Cellco did not necessarily reflect current market rates.

The Partnership reports taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Operating Costs and Expenses – Operating expenses include expenses incurred directly by the Partnership, as well as an allocation of selling, general and administrative, and operating costs incurred by Cellco or its affiliates on behalf of the Partnership. Employees of Cellco provide services performed on behalf of the Partnership. These employees are not employees of the Partnership, therefore operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. Cellco believes such allocations, principally based on the Partnership’s percentage of total customers, customer gross additions or minutes-of-use, are in accordance with the Partnership Agreement. Effective May 1, 2011, the roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates. The Partnership will continue to re-evaluate the rates on a periodic basis (See Note 5).

Retail Stores– Effective May 1, 2011 (See Note 1), the daily operations of all retail stores owned by the Partnership are managed by Cellco. All fixed assets, liabilities, income and expenses related to these retail stores are recorded in the financial statements of the Partnership.

Income Taxes – The Partnership is not a taxable entity for federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

Inventory – Inventory is owned by Cellco and is not recorded on the Partnership’s financial statements. Effective May 1, 2011 (See Note 1), upon sale, the related cost of the inventory is transferred to the Partnership at Cellco’s cost basis and included in the accompanying statements of operations.

Allowance for Doubtful Accounts – The Partnership maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on the aging of the accounts receivable balances and the historical write-off experience, net of recoveries.

Property, Plant and Equipment – Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on mobile telephone switching offices and cell sites. The cost of property, plant and equipment is depreciated on a straight-line basis over its estimated useful life. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization are eliminated and any related gain or loss is reflected in the statements of operations. All property, plant and equipment purchases are made through an affiliate of Cellco. Transfers of property, plant and equipment between Cellco and affiliates are recorded at net book value.

Interest expense and network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC Licenses – The Federal Communications Commission (“FCC”) issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will award a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely and at nominal costs, which are expensed as incurred. All wireless licenses issued by the FCC that authorize the Partnership to provide cellular services are recorded on the books of Cellco. The current terms of the Partnership’s FCC licenses expire in January 2018. Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership’s cellular licenses.

Valuation of Assets – Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Cellco re-evaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life. Moreover, Cellco has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses.

Cellco tests its wireless licenses for potential impairment annually, or more frequently if indications of impairment exist. Cellco evaluates its licenses on an aggregate basis, using a direct income-based value approach. This approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an impairment is recognized. In addition, Cellco believes that under the Partnership agreement it has the right to allocate, based on a reasonable methodology, any impairment loss recognized by Cellco for all licenses included in Cellco’s national footprint. Cellco does not charge the Partnership for the use of any FCC license recorded on its books (except for the annual cost of $1,712 related to the spectrum leases). Cellco evaluated its wireless licenses for potential impairment as of December 15, 2011 and December 15, 2010. These evaluations resulted in no impairment of wireless licenses.

Concentrations – The Partnership maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on historical net write-off experience. No single customer receivable is large enough to present a significant financial risk to the partnership.

Cellco and the Partnership rely on local and long-distance telephone companies, some of which are related parties (See Note 5), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have a material adverse impact on the Partnership’s operating results.

Although Cellco attempts to maintain multiple vendors for its network assets and inventory, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership’s operations. If the suppliers are unable to meet Cellco’s needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial Instruments – The Partnership’s trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Due from affiliate – Due from affiliate principally represents the Partnership’s cash position with Cellco. Cellco manages, on behalf of the Partnership, all cash, inventory, investing and financing activities of the Partnership. As such, the change in due from affiliate is reflected as an investing activity or a financing activity in the statements of cash flows depending on whether it represents a net asset or net liability for the Partnership.

Additionally, administrative and operating costs incurred by Cellco on behalf of the Partnership, as well as property, plant and equipment transactions with affiliates, are charged to the Partnership through this account. Starting in 2011, interest income is based on the Applicable Federal Rate which was approximately ..4% for the year ended December 31, 2011. Interest expense is calculated by applying Cellco’s average cost of borrowing from Verizon Communications, Inc, which was approximately 6.8% for the year ended December 31, 2011. For 2010 and 2009, interest income or interest expense was based on the average monthly outstanding balance in this account and was calculated by applying Cellco’s average cost of borrowing from Verizon Communications, Inc., which was approximately 5.8% for the years ended December 31, 2010 and 2009. Included in net interest income is interest income of $45, $1,034 and $1,522 for the years ended December 31, 2011, 2010 and 2009, respectively, related to due from affiliate.

Distributions - The Partnership is required to make distributions to its partners based upon the Partnership’s operating results, cash availability and financing needs as determined by the General Partner at the date of the distribution. See Note 1 regarding guaranteed distributions to Warwick related to the retail combination of the Partnership.

Recent Accounting Standards - In May 2011, an accounting standard update regarding fair value measurement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. We will adopt this standard update effective January 1, 2012. The adoption of this standard update is not expected to have a significant impact on the financial statements.

In June 2011, an accounting standard update regarding the presentation of comprehensive income was issued to increase the prominence of items reported in other comprehensive income. The update requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. This standard update is effective as of January 1, 2012. The adoption of this standard is not expected to have a significant impact on the financial statements.

In September 2011, an accounting standard update regarding testing of goodwill for impairment was issued. This standard update gives companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This standard update is effective as of January 1, 2012. The adoption of this standard is not expected to have a significant impact on the financial statements.

3.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following as of December 31, 2011 and 2010:

	2011	2010

Buildings and improvements (20-40 years)	$18,895	$17,643
Wireless plant and equipment (3-15 years)	56,346	49,401
Furniture, fixtures and equipment (2-10 years)	1,583	21
Leasehold improvements (5 years)	7,985	4,205

	84,809	71,270

Less: accumulated depreciation	45,213	36,976

Property, plant and equipment, net	$39,596	$34,294

Depreciation expense	$7,593	$7,048

Capitalized network engineering costs of $714 and $534 were recorded during the years ended December 31, 2011 and 2010, respectively. Construction in progress included in certain classifications shown above, principally wireless plant and equipment, amounted to $1,819 and $1,560 as of December 31, 2011 and 2010, respectively.

4.	CURRENT LIABILITIES

Accounts payable and accrued liabilities consist of the following as of December 31, 2011 and 2010:

	2011	2010

Accounts payable	$20,058	$191
Accrued liabilities	$1,219	$-
Accounts payable and accrued libilities	$21,277	$191	*

* See Note 1.

Advance billings and customer deposits consist of the following as of December 31, 2011 and 2010:

	2011	2010

Advance billings	$7,257	$-
Customer deposits	$164	$-
Advance billings and customer deposits	$7,421	$-	*

* See Note 1.

5.	TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

In addition to fixed asset purchases (see Note 2), substantially all of service revenues, equipment and other revenues, cost of service, cost of equipment, and selling, general and administrative expenses represent transactions processed by affiliates (Cellco and its related parties) on behalf of the Partnership or represent transactions with affiliates. These transactions consist of revenues and expenses that pertain to the Partnership which are processed by Cellco and directly attributed to or directly charged to the Partnership. They also include certain revenues and expenses, as discussed below, that are processed or incurred by Cellco which are allocated to the Partnership based on factors such as the Partnership’s percentage of customers, gross customer additions, net units sold or minutes of use. These transactions do not necessarily represent arms length transactions.

Service revenues – Effective May 1, 2011 (See Note 1), service revenues include monthly customer billings processed by Cellco on behalf of the Partnership and roaming revenues relating to customers of other affiliated markets that are specifically identified to the Partnership. Service revenue also includes long distance, data, and certain revenue reductions including revenue concessions that are processed by Cellco and allocated to the Partnership.

Equipment and other revenues – Effective May 1, 2011 (See Note 1), equipment revenue includes equipment sales processed by Cellco and specifically identified to the Partnership, as well as certain handset and accessory revenues, contra-revenues including equipment concessions, and coupon rebates that are processed by Cellco and allocated to the Partnership. Other revenues include other fees and surcharges charged to the customer that are specifically identified to the Partnership.

Cost of Service – Cost of service includes switch costs that are specifically indentified to the Partnership. Cost of service also includes cost of telecom and long distance that are incurred by Cellco and allocated to the Partnership based on certain factors deemed appropriate by Cellco. Effective May 1, 2011 (See Note 1), roaming costs relating to customers roaming in other affiliated markets and application content that are incurred by Cellco and allocated to the Partnership were also included in cost of service. The Partnership has also entered into lease agreements for the right to use additional spectrum owned by Cellco. See Note 6 for further information regarding this arrangement.

Cost of equipment – Effective May 1, 2011 (See Note 1), cost of equipment includes the cost of inventory specifically identified and transferred to the Partnership (See Note 2). Cost of equipment also includes certain costs related to handsets, accessories and other costs incurred by Cellco and allocated to the Partnership.

Selling, general and administrative - Selling, general and administrative expenses include customer billing and salaries that are specifically identified to the Partnership as well as incurred by Cellco and allocated to the Partnership. Effective May 1, 2011 (See Note 1), selling, general and administrative expenses include commissions, customer billing, office telecom, customer care, salaries, sales and marketing and advertising expenses.

6.	COMMITMENTS

Cellco, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities, equipment, and spectrum used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2011, 2010 and 2009, the Partnership incurred a total of $5,566, $3,553and $2,930, respectively, as rent expense related to these operating leases, which was included in cost of service and general and administrative expenses in the accompanying statements of operations. Aggregate future minimum rental commitments under noncancellable operating leases, excluding renewal options that are not reasonably assured for the years shown are as follows:

Years	Amount

2012	$4,971
2013	4,626
2014	4,244
2015	3,791
2016	3,168
2017 and thereafter	9,258

Total minimum payments	$30,058

On January 1, 2011, the Partnership entered into a 700 MHz upper band spectrum lease with Cellco. The lease includes an initial term extending through June 1, 2019 and a renewal option through June 1, 2029. The license, held by Cellco, is considered an indefinite-lived intangible as Cellco believes it will be able to meet all requirements necessary to secure renewal of this license. The Partnership accounts for this spectrum lease as an executory contract which is similar to an operating lease.

Based on the terms of the spectrum license lease as of December 31, 2011, future spectrum lease obligations, including the renewal period, are expected to be as follows:

Years	Amount

2012	$767
2013	$767
2014	$767
2015	$767
2016	$767
2017 and thereafter	$9,519

Total minimum payments	$13,354

The General Partner currently expects that the renewal option in the lease will be exercised.

From time to time Cellco enters into purchase commitments, primarily for network equipment, on behalf of the Partnership. These represent legal obligations of Cellco.

7.	CONTINGENCIES

Cellco and the Partnership are subject to lawsuits and other claims including class actions, product liability, patent infringement, intellectual property, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also currently defending lawsuits filed against it and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco violated certain state consumer protection laws and other statutes and defrauded customers through misleading billing practices or statements. These matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters as of December 31, 2011 cannot be ascertained. The potential effect, if any, on the financial statements of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco and the Partnership are subject to various other legal actions and claims in the normal course of business. While Cellco’s legal counsel cannot give assurance as to the outcome of each of these matters, in management’s opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial statements of the Partnership.

8.	RECONCILIATION OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Balance at		Balance at	Additions	Write-offs	Balance at
	Beginning		Retail Combination	Charged to	Net of	End
	of Year		May 1, 2011	Operations	Recoveries	of the Year

Accounts Receivable Allowances:
2011	$-	*	$656	$1,403	$(1,114)	$945

*See Note 1.

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